

# News Release
## NYSE: MYE

Contact(s):
Donald A. Merril, Vice President &
Chief Financial Officer, (330) 253-5592

Max Barton, Director, Corporate Communications
& Investor Relations, (330) 761-6106

## MYERS INDUSTRIES ANNOUNCES INTENDED SALE OF

## EUROPEAN MATERIAL HANDLING GROUP

**FOR IMMEDIATE RELEASE:** October 20, 2006, Akron, Ohio-- Myers Industries, Inc. (NYSE: MYE) today announced that it has entered into an agreement for the intended sale of its European Material Handling Group to the UK-based LINPAC Materials Handling (LMH). Terms of the intended sale were not disclosed. The transaction is expected to close in the fourth quarter, subject to receipt of regulatory approvals and satisfaction of closing conditions.

Myers Industries' European Material Handling Group is comprised of the Allibert-Buckhorn™ and raaco® brands, which are leading manufacturers of returnable plastic containers, pallets, and storage systems used across many industries.

John C. Orr, Myers Industries' President and Chief Executive Officer, said, "While the European businesses no longer fit with Myers' long-term strategic direction, each of the operations and the talented people employed by them provide great potential under new ownership by LMH."

The intended sale is consistent with Myers Industries' previously announced *Strategic Business Evolution,* which includes divesting non-strategic operations, reinvesting in key business segments, and reducing debt. Investments are expected to be in the form of strategic acquisitions, streamlining activities, and upgrading technologies.

"We will certainly remain focused on strengthening our industry-leading brands and resources in the North American Material Handling Group," Orr continued. "This intended transaction and other initiatives will further position Myers Industries for sustainable, profitable growth."

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. The Company reported record net sales of $903.7 million in 2005. Visit www.myersind.com to learn more.

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